Exhibit 12
AMETEK, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Earnings:
Income from continuing operations(1)	$205,770	$246,952	$228,020	$181,934	$136,357
Income tax expense	88,863	119,264	108,424	81,752	61,930
Interest expense — gross	69,009	63,690	47,065	42,304	33,103
Capitalized interest	(259)	(38)	(199)	(137)	(190)
Amortization of debt financing costs(2)	—	—	—	—	—
Interest portion of rental expense	7,589	7,575	6,359	5,062	4,843

Adjusted earnings	$370,972	$437,443	$389,669	$310,915	$236,043

Fixed charges:
Interest expense, net of capitalized interest	$68,750	$63,652	$46,866	$42,167	$32,913
Capitalized interest	259	38	199	137	190
Interest portion of rental expense	7,589	7,575	6,359	5,062	4,843

Fixed charges	$76,598	$71,265	$53,424	$47,366	$37,946

Ratio of adjusted earnings to fixed charges	4.8x	6.1x	7.3x	6.6x	6.2x

(1)	Results for the year ended December 31, 2005 have been adjusted to reflect the retrospective application of Financial Accounting Standards Board Accounting Standards Codification Compensation–Stock Compensation Topic 718, to expense stock options, which was adopted effective January 1, 2006. The retrospective application reduced 2005 net income by $4.3 million.

(2)	Included in interest expense.